MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis (“MD&A”) is a review of Masonite International Inc.’s  financial condition and results of operations, is based upon Canadian Generally Accepted Accounting Principles (“GAAP”) and covers the three and nine month periods ended September 30, 2007 and September 30, 2006. In this MD&A, the “Company”, “we”, “us” and “our” refer to Masonite International Inc. and our subsidiaries. All amounts are in millions of United States dollars unless specified otherwise.

This discussion should be read in conjunction with the 2006 annual audited consolidated financial statements and the 2007 unaudited interim financial statements. The following discussion also contains forward-looking statements that involve numerous risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of these risks and uncertainties.

Recent Developments

In the first quarter of 2007, we were notified by our largest customer that they would be moving substantially all of their business with us in certain geographic regions to a competitor later in 2007. This decision was the result of price increases we put in place during 2006. Sales to this customer in the regions affected were approximately $250 - $300 million on an annualized basis. Subsequent to this notification, we announced the permanent closure of five facilities and the significant curtailment of production at an additional facility dedicated to serving this customer. As a result of this lost business and the continuing deterioration in the North American housing market, we further announced the permanent closure of an interior door manufacturing facility located in Mississauga, Ontario and the consolidation of our interior door manufacturing operations in Florida, resulting in the permanent closure of our Tampa, Florida facility. The shut down of the first six facilities being permanently closed was completed in the third quarter of 2007. The closure of the Tampa, Florida facility will be completed in the fourth quarter of 2007.

Results of Operations for the three month period ended September 30, 2007 compared to the three month period ended September 30, 2006.

A summary of the third quarter results is as follows:

	July 1, 2007 - September 30, 2007	July 1, 2006 - September 30, 2006
Sales	$529.3	$622.4
Cost of sales	408.1	481.4
Gross margin	121.3	141.0
Selling, general and administration expenses	50.4	49.6
Depreciation	21.5	21.9
Amortization of intangible assets	8.9	8.9
Interest	44.3	46.4
Other expense, net	9.2	9.5
Income (loss) before income taxes and non-controlling interest	(13.1)	4.8
Income taxes (recovery)	(2.4)	4.9
Non-controlling interest	2.0	1.6
Net income (loss)	$(12.8)	$(1.7)

Consolidated Sales

For the three month period ended September 30

	2007	2006	$ Change	% Change
Sales	$529.3	$622.4	$(93.1)	(15.0)%

Consolidated sales for the three month period ended September 30, 2007 were $529.3 million compared to $622.4 million in the prior year period. Sales in the 2007 period were negatively impacted by lower North American sales due to continued soft demand from customers servicing both the wholesale and retail channels and the loss of business from our largest customer earlier this year. The sales in the regions that were lost accounted for approximately $66 million of the decline. Excluding these lost regions, consolidated sales were down 4.4%. Sales in the third quarter of 2007 benefited by $13.9 million or 2.2% due to stronger foreign currency rates as compared to the prior year period.

Sales and Percentage of Sales by Principal Geographic Region

For the three month period ended September 30

	2007	2006
North America	$367.0	$480.4
	69%	77%

Europe and Other	$176.9	$167.9
	33%	27%

Intersegment	$(14.5)	$(25.9)
	(3% )	(4)%

Sales in our principal segment, North America, declined $113.3 million or 23.6% to $367.0 million for the three month period ended September 30, 2007 as compared to the prior year period. Sales in North America were negatively impacted by the lost business and continued soft demand from customers servicing both the wholesale and retail channels. Sales in the North American segment declined to 69% of consolidated sales as compared to 77% in the prior year.

Sales to external customers from facilities outside of North America grew $20.4 million or 14.3% to $162.3 million in 2007 as compared to the prior year period. European sales were positively impacted by the appreciation of European currencies versus the U.S. dollar and organic growth. Excluding the impact of the weakening US dollar, sales outside North America increased 7.6%.

Intersegment sales, primarily the movement of door components from the Europe and Other segment into the North America segment, declined by 44.0% to $14.5 million due to continuing soft market conditions in North America during the third quarter of  2007.

Sales and Percentage of Sales by Product Line

For the three month period ended September 30

	2007	2006
Interior	$379.4	$405.3
	72%	65%

Exterior	$149.9	$217.1
	28%	35%

The proportion of revenues from interior and exterior products was approximately 72% and 28%, respectively, for the three month period ended September 30, 2007, compared to 65% and 35%, respectively, in the prior year period. Sales of exterior doors in 2007 declined as a percent of sales because this business is more heavily concentrated in North America where markets have been weakening. In addition, exterior doors are a smaller component of our European business which has been growing. We also believe that weakening housing market conditions in North America affect exterior product sales earlier than the sales of interior product sales. The lost business was also more heavily weighted to exterior product than our overall North American business.

Cost of Sales

For the three month period ended September 30

	2007	Percentage of Sales	2006	Percentage of Sales
Cost of sales	$408.1	77.1%	$481.4	77.3%

The significant components of cost of sales are materials, direct labor, factory overheads and distribution costs. Cost of sales, expressed as a percentage of sales, was 77.1% for the 2007 period versus 77.3% for the 2006 period. Our global supply chain and logistics initiatives and facility rationalizations contributed to our ability to improve cost of sales and margins in a significantly declining market.

Selling, General and Administration Expenses

For the three month period ended September 30

	2007	Percentage of Sales	2006	Percentage of Sales
Selling, general and administration expenses	$50.4	9.5%	$49.6	8.0%

SG&A primarily includes personnel costs, marketing and advertising costs, sales commissions, information technology costs, receivables sales program costs, professional fees and management travel. During the third quarter of 2007 our SG&A was relatively consistent with the prior year period. Volume variable expenses such as sales commissions and accounts receivable sale program charges did in fact decline in line with volume. As well, the prior year benefited from a reversal of stock option expense as we adjusted our estimate of the number of stock options expected to vest, due to the departure of individuals from the company. In the current year as we added new capabilities and talent our spending on recruiting and relocation as well as other employee transition charges increased the SG&A in the current quarter. The third quarter of 2007 also included a charge of $1.4 million in connection with a non-cash write down on a barter arrangement from prior years. Finally, the SG&A in the current year is higher due to foreign exchange as our expenditure on SG&A in foreign sites translates into higher US dollar equivalent.

Depreciation

For the three month period ended September 30

	2007	2006	$ Change	% Change
Depreciation	$21.5	$21.9	$(0.4)	(1.8)%

Depreciation expense decreased to $21.5 million in the third quarter of 2007 as compared to $21.9 million in the third quarter of 2006. The bulk of this decrease is a result of the closures announced in the first quarter of 2007, depreciation was accelerated on leasehold improvements at the facilities that were closing. Impairments recorded in the prior year and earlier in 2007 also reduced the depreciation as did the lower level of capital expenditure in the last two years.

Amortization of Intangible Assets

For the three month period ended September 30

	2007	2006	$ Change	% Change
Amortization of intangible assets	$8.9	$8.9	—	—

Amortization of intangible assets for the 2007 period was unchanged for the 2006 period and represents the amortization of  the fair value of assets acquired and liabilities assumed as of April 6, 2005, the date of the acquisition by Kohlberg Kravis Roberts & Co. L.P (“KKR”).

Other Expense

For the three month period ended September 30

	2007	2006
Restructuring and severance expense	$7.8	$6.7
Loss on disposal of property, plant and Equipment	0.6	3.1
Impairment of property, plant and equipment	3.6	—
Foreign exchange (gain) loss on long-term liabilities	(2.8)	(0.3)
Other expense	$9.2	$9.5

Other expense was $9.2 million in the 2007 period including restructuring and severance costs of $7.8 million related to the closure of manufacturing facilities in North America and related restructuring actions. The majority of this charge relates to liabilities established for future lease obligations on the sites that have been closed, net of anticipated sublease revenue. We also recorded a $3.6 million charge related to an impairment charge on property, plant and equipment relating to land and building that will be sold in the fourth quarter and redundant machinery resulting from the closure of facilities.

Included in other expense in the 2006 period are approximately $6.7 million in severance costs related to the approximately 8% reduction in staffing levels announced in the third quarter of 2006, as well as the termination of certain former senior executives of the Company.

Interest Expense

For the three month period ended September 30

	2007	2006	$ Change	% Change
Interest	$44.3	$46.4	$(2.1)	(4.5)%

Interest expense of $44.3 million for the 2007 period declined slightly from the 2006 period. Lower interest costs of $2.8 million due to lower debt levels in the 2007 period were partially offset by higher amortization of deferred financing fees in the amount of $0.7 million. These additional deferred financing fees were incurred in the fourth quarter of 2006 and related to the conversion of the senior subordinated term loan into senior subordinated notes due 2015. Information about the debt facilities is provided in greater detail in the “Liquidity and Capital Resources” section below.

Income Tax Rates

For the three month period ended September 30

	2007	2006
Combined effective rate	18.0%	Not meaningful

Our effective income tax rate is primarily the weighted average of federal, state and provincial rates in various countries in which we have operations, including the United States, Canada, France, the United Kingdom and Ireland.

Our income tax rate is also affected by estimates of realizability of tax assets, changes in tax laws and the timing of the expected reversal of temporary differences. We have established a valuation allowance on a portion of tax losses and other carryforward attributes in the United States and other jurisdictions until the realization of these tax assets becomes more likely than not during the carryforward period.

Net Income ( Loss)

For the three month period ended September 30

	2007	2006	$ Change	% Change
Net income (loss)	$(12.8)	$(1.7)	$(11.1)	(658.8)%

Our net loss of $12.8 million in the third quarter of 2007 increased by $11.1 million from the prior year period. This result reflects the factors discussed above, including the significantly weaker North American market partially offset by aggressive global cost controls, lower interest costs, lower restructuring activity and higher tax recoveries.

Segment Information

For the three month period ended September 30

	2007	Percentage of Sales	2006	Percentage of Sales
Adjusted EBITDA - North America	$56.0	15.3%	$69.3	14.4%

Adjusted EBITDA - Europe and Other	$24.1	13.6%	$24.1	14.4%

The performance measurement of each of our geographic segments is based on Adjusted EBITDA. See “—Liquidity and Capital Resources.”

Set forth below is a reconciliation of Adjusted EBITDA, by segment, from net income (loss) as reported in the consolidated statement of operations

	North America 2007	North America 2006	Europe and Other 2007	Europe and Other 2006
Net (loss) income	$(25.7)	$(14.0)	$12.9	$12.3
Non-controlling interest	1.6	1.4	0.5	0.2
Income taxes	(4.1)	1.5	1.7	3.4
Other expense	8.5	8.8	0.7	0.7
Interest	44.2	45.8	0.1	0.6
Depreciation and amortization of intangible assets	22.2	22.7	8.2	8.1
Inventory write-down	0.6	—	—	—
Equity compensation	0.5	(0.7)	—
Sponsor fees	0.5	0.5	—	—
Capital and franchise tax	0.8	0.7	0.4	—
Sale of receivables	1.0	1.9	—	—
Pension and post-retirement expense (income) and funding, net	0.3	0.2	0.2	—
Recruiting and relocation	1.4	—	—	—
Unusual and non-recurring	4.0	—	—	—
Other	0.4	0.6	(0.6)	(1.2)
Adjusted EBITDA	$56.0	$69.3	$24.1	$24.1
Percentage of Sales	15.3%	14.4%	13.6%	14.4%

Adjusted EBITDA margins by segment are impacted by a variety of external and internal factors including the level and profitability of our sales to external customers and intersegment movements of goods within our global supply chain . In addition, North American Adjusted EBITDA margins benefited from facility rationalizations, global supply chain and logistics efforts as previously discussed.

Results of Operations for the nine  month period ended September 30, 2007 compared to the nine  month period ended September 30, 2006.

A summary of the fiscal year-to-date results, is as follows:

	January 1, 2007 - September 30, 2007	January 1, 2006 - September 30, 2006
Sales	$1,687.7	$1,879.5
Cost of sales	1,297.6	1,486.9
Gross margin	390.1	392.6
Selling, general and administration expenses	157.1	159.2
Depreciation	68.1	65.3
Amortization of intangible assets	26.7	26.7
Interest	134.1	137.2
Other expense, net	21.6	16.6
Loss before income taxes and non-controlling interest	(17.5)	(12.5)
Income taxes (recovery)	(12.4)	(4.8)
Non-controlling interest	5.3	5.6
Net income (loss)	$(10.4)	$(13.2)

Consolidated Sales

For the nine month period ended September 30

	2007	2006	$ Change	% Change
Sales	$1,687.7	$1,879.5	$(191.8)	(10.2)%

Consolidated sales for the nine month period ended September 30, 2007 were $1,687.7 million compared to $1,879.5 million in the prior year period. Sales in the 2007 period were negatively impacted by lower North American sales due to soft demand from customers servicing both the wholesale and retail channels and the business lost from our largest customer. Sales in the first nine months of 2007 benefited by $36.0 million or 1.9% due to stronger foreign currency rates as compared to the prior year period, as well as by favorable year over year price comparisons.

Sales and Percentage of Sales by Principal Geographic Region

For the nine month period ended September 30

	2007	2006
North America	$1,203.5	$1,463.7
	71%	78%

Europe and Other	$526.3	$485.0
	31%	26%

Intersegment	$(42.2)	$(69.3)
	(2% )	(4)%

Sales in our principal segment, North America, declined 17.8% to $1,203.5 million for the nine month period ended September 30, 2007 as compared to the prior year period. Sales in North America were negatively impacted by continued soft demand from customers servicing both the wholesale and retail channels, partially offset by favorable foreign currency movements. Sales in the North American segment declined to 71% of consolidated sales as compared to 78% in the prior year.

Sales to external customers from facilities outside of North America grew 16.4% to $484.1 million in 2007 as compared to the prior year period. European sales were positively impacted by the appreciation of European currencies versus the U.S. dollar and organic growth. Excluding the impact of foreign exchange, sales increased 9.1%. Good economic fundamentals throughout the region combined with the continued expansion of our business accounted for this increase in sales.

Intersegment sales, primarily the movement of door components from the Europe and Other segment into the North America segment, declined by 39.1% to $42.2 million due to softening market conditions in North America during fiscal 2007.

Sales and Percentage of Sales by Product Line

For the nine  month period ended September 30

	2007	2006
Interior	$1,184.5	$1,226.6
	70%	65%

Exterior	$503.2	$652.9
	30%	35%

The proportion of revenues from interior and exterior products was approximately 70% and 30%, respectively, for the nine month period ended September 30, 2007, compared to 65% and 35%, respectively, in the prior year period. Sales of exterior doors in 2007 declined as a percent of sales because this business is more heavily concentrated in North America where markets have been weakening. In addition, exterior doors are a smaller component of our European business which has been growing. We also believe that weakening housing market conditions in North America affect exterior product sales earlier than the sales of interior product sales. Furthermore, the business lost from our largest customer was more heavily weighted to exterior products than our overall Company average.

Cost of Sales

For the nine month period ended September 30

	2007	Percentage of Sales	2006	Percentage of Sales
Cost of sales	$1,297.6	76.9%	$1,486.9	79.1%

The significant components of cost of sales are materials, direct labor, factory overheads and distribution costs. Cost of sales, expressed as a percentage of sales, was 76.9% for the 2007 period versus 79.1% for the 2006 period. Our global supply chain and logistics initiatives, facility rationalizations, rigorous cost management and product pricing adjustments contributed to this improvement in our cost of sales percentage in the 2007 period as did favorable foreign currency movements. Results in the 2006 period include a $9 million non-cash write down of inventories as well as a recovery of $0.7 million on damages incurred as a result of hurricanes in the third quarter of 2005. Excluding the impact of this write down and hurricane recovery, cost of sales would have been $1,478.6, or 78.7% of sales.

Selling, General and Administration Expenses

For the nine month period ended September 30

	2007	Percentage of Sales	2006	Percentage of Sales
Selling, general and administration expenses	$157.1	9.3%	$159.2	8.5%

SG&A primarily includes personnel costs, marketing and advertising costs, sales commissions, information technology costs, receivables sales program costs, professional fees and management travel. SG&A costs declined $2.1 million as compared to the prior year period. Lower commissions of $3.1 million, lower receivables sales program costs of $1.5 million and reduced travel and entertainment costs of $0.8 million were partially offset by higher recruiting and relocation expenses and professional fees. The current year SG&A is also higher due to foreign exchange as our expenditure on SG&A in foreign sites translates into higher US dollar equivalent.

Depreciation

For the nine  month period ended September 30

	2007	2006	$ Change	% Change
Depreciation	$68.1	$65.3	$2.8	4.3%

Depreciation expense increased to $68.1 million in the first nine months of 2007 as compared to $65.3 million in the first nine months of 2006, primarily due to depreciation expense on leasehold improvements at facilities that were closed in 2007.

Amortization of Intangible Assets

For the nine  month period ended September 30

	2007	2006	$ Change	% Change
Amortization of intangible assets	$26.7	$26.7	—	—

Amortization of intangible assets for the 2007 period was unchanged for the 2006 period and represents the amortization of  the fair value of assets acquired and liabilities assumed as of April 6, 2005, the date of acquisition by KKR.

Other Expense

For the nine month period ended September 30

	2007	2006
Restructuring and severance expense	$19.4	$11.1
Loss on disposal of property, plant and equipment	1.5	4.6
Impairment of property, plant and equipment	6.2	—
Foreign exchange (gain) loss on long-term liabilities	(5.6)	0.9
Other expense	$21.6	$16.6

Other expense was $21.6 million in the 2007 period including restructuring and severance costs of $19.4 million related to the closure of seven manufacturing facilities in North America. A loss on disposal of idle property, plant and equipment also added $1.5 million to other expense in the 2007 period, as well as a $6.2 million impairment charge on property, plant and equipment at facilities that are closing.

Included in other expense in the 2006 period are severance costs related to the termination of certain former senior executives of the Company the closure of four manufacturing sites, and costs related to the 8% reduction in staffing levels that occurred in September 2006.

Interest Expense

For the nine month period ended September 30

	2007	2006	$ Change	% Change
Interest	$134.1	$137.2	$(3.1)	(2.3)%

Interest expense of $134.1 million for the 2007 period declined by $3.1 million compared to the 2006 period. Lower interest costs of $4.1 million due to lower debt levels in the 2007 period were offset by additional interest of $0.4 million on the senior subordinated notes and higher amortization of deferred financing fees in the amount of $1.6 million .. These additional deferred financing fees were incurred in the fourth quarter of 2006 and related to the conversion of the senior subordinated term loan into senior subordinated notes due 2015. Information about the debt facilities is provided in greater detail in the “Liquidity and Capital Resources” section below.

Income Tax Rates

For the nine month period ended September 30

	2007	2006
Combined effective rate	71.0%	38.5%

Our effective income tax rate is primarily the weighted average of federal, state and provincial rates in various countries in which we have operations, including the United States, Canada, France, the United Kingdom and Ireland.

Our income tax rate is also affected by estimates of realizability of tax assets, changes in tax laws and the timing of the expected reversal of temporary differences. We have established a valuation allowance on a portion of tax losses and other carryforward attributes in the United States and other jurisdictions until the realization of these tax assets becomes more likely than not during the carryforward period.

Net Income (Loss)

For the nine  month period ended September 30

	2007	2006	$ Change	% Change
Net income (loss)	$(10.4)	$(13.2)	$2.8	21.2%

Our net loss of $10.4 million in the first nine months of 2007 decreased by $2.8 million from the prior year period. This result reflects the factors discussed above, including the significantly weaker North American market offset by aggressive global cost controls, lower SG&A, additional restructuring activities and higher income tax recovery.

Segment Information

For the nine month period ended September 30

	2007	Percentage of Sales	2006	Percentage of Sales
Adjusted EBITDA - North America	$176.4	14.7%	$180.6	12.3%

Adjusted EBITDA - Europe and Other	$73.0	13.9%	$76.1	15.7%

The performance measurement of each of our geographic segments is based on Adjusted EBITDA. See “—Liquidity and Capital Resources.”

Set forth below is a reconciliation of Adjusted EBITDA, by segment, from net income (loss) as reported in the consolidated statement of operations

	North America 2007	North America 2006	Europe and Other 2007	Europe and Other 2006
Net (loss) income	$(48.2)	$(51.1)	$37.8	$37.9
Non-controlling interest	4.2	4.9	1.2	0.7
Income taxes	(19.9)	(14.5)	7.5	9.6
Other expense	20.4	15.7	1.1	0.9
Interest	132.0	134.8	2.1	2.7
Depreciation and amortization of intangible assets	70.1	68.0	24.7	24.1
Inventory write-down	0.6	7.5	—	1.5
Facility closure / rationalization	—	1.8	—	—
Equity compensation	1.7	1.1	0.1	0.1
Sponsor fees	1.6	1.5	—	—
Capital and franchise tax	2.2	1.9	0.4	—
Sale of receivables	4.4	5.9	—	—
Pension and post-retirement expense (income) and funding, net	0.8	0.4	—	0.1
Recruiting and relocation	1.4	—	—	—
Unusual and non-recurring	4.0	—	—	—
Other	1.2	2.7	(2.0)	(1.5)
Adjusted EBITDA	$176.4	$180.6	$73.0	$76.1
Percentage of Sales	14.7%	12.3%	13.9%	15.7%

Adjusted EBITDA margins by segment are impacted by a variety of external and internal factors including the level and profitability of our sales to external customers, and intersegment movements of goods within our global supply chain. North American Adjusted EBITDA margins benefited from facility rationalizations, reductions in staffing levels and favorable year over year pricing comparisons as previously discussed.

Liquidity and Capital Resources

Net Debt

(Principal amount)

	As at	As at
	September 30, 2007	December 31, 2006
Revolving credit facility outstanding	$—	$43.0
Other bank loans outstanding	16.6	17.4
Senior secured credit facility term loan outstanding	1,145.6	1,154.4
Senior subordinated notes outstanding	769.9	747.2
Senior subordinated term loan outstanding	—	22.6
Other subsidiary long-term debt outstanding	22.2	31.6
Less: Cash on hand	59.0	47.4
Net debt outstanding	$1,895.4	$1,968.8
Notes payable and letters of credit outstanding	14.3	12.4
Net debt outstanding as defined in the credit agreement	$1,909.7	$1,981.2

As at September 30, 2007, net debt as defined in the credit agreement was $1,909.7, $71.5 million lower than at December 31, 2006 due primarily to the repayment of indebtedness from cash flow generated by operating activities. At September 30, 2007, the Company’s $350 million revolver was undrawn. The balance outstanding on the senior secured credit facility was reduced by the normal quarterly amortization of 0.25% of the original principal amount of $1,175 million. Subsidiary debt was reduced by $9.4 million through cash flow from operations. Cash on hand increased by $11.6 million largely as a result of cash held at less than wholly owned subsidiaries.

Debt Facilities

 (Principal amount)

	As at	As at
	September 30, 2007	December 31, 2006
Revolving credit facility capacity	$350.0	$350.0
Revolving credit facility outstanding	—	43.0
Subsidiaries’ bank loan capacity	14.0	14.0
Subsidiaries’ bank loan and overdrafts outstanding	16.6	17.4
Other subsidiary long-term debt outstanding	22.2	31.6
Senior secured credit facility term loan outstanding	1,145.6	1,154.4
Senior subordinated notes outstanding	769.9	747.2
Senior subordinated term loan outstanding	—	22.6

The aggregate amount of long-term debt repayments required during the next five years ending September 30, 2012 is approximately $81 million, down  from $90 million at December 31, 2006. Future principal debt payments are expected to be paid out of cash flows from operations, borrowings on our revolving credit facility and future refinancing of our debt.

To mitigate interest risk, in April 2005, we entered into a five year interest rate swap agreement converting a notional $1.15 billion of floating-rate debt into fixed rate debt that currently bears interest at 4.22% plus an applicable credit spread of 2.00%. On April 26, 2007, $150 million of the interest rate swaps amortized, leaving $900 million at a fixed rate as of September 30, 2007. After giving effect to the interest rate swap at September 30, 2007 approximately 85.4% of outstanding interest-bearing debt carries a fixed interest rate and the remainder carries a floating rate. The three month LIBOR rate at September 30, 2007 was 5.25%.

Our ability to make scheduled payments of principal, or to pay interest or additional amounts if any, or to refinance indebtedness, or to fund planned capital expenditures or payments required pursuant to our shareholder agreements relating to our less than wholly-owned subsidiaries, will depend on future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We believe that cash flow from operations and available cash, together with borrowings available under our senior secured credit facility, will be adequate to meet our future liquidity needs throughout the term of the loans. There can be no assurance that we will generate sufficient cash flow from operations, that anticipated revenue growth and operating improvements will be realized or that future borrowings will be available under the senior secured credit facility in an amount sufficient to enable us to service our indebtedness or to fund other liquidity needs. In addition, there can be no assurance that we will be able to affect any future refinancing of our debt on commercially reasonable terms or at all.

We expect our current cash balance plus cash flows from operations and availability under our revolving credit facility to be sufficient to fund near-term working capital and other investment needs.

Senior Secured Credit Facility

On April 6, 2005, we entered into senior secured credit facilities which included an eight year $1.175 billion term loan due April 6, 2013 with an original interest rate of LIBOR plus 2.00% that amortizes at 1% per year. The proceeds from the senior secured credit facilities were used to fund the Transaction.

We also entered into a $350 million revolving credit facility which is available for general corporate purposes. The revolving credit facility interest rate is subject to a pricing grid ranging from LIBOR plus 1.75% to LIBOR plus 2.50%. As of September 30, 2007, the revolving credit facility carried an interest rate of LIBOR plus 2.50%. In addition to the senior secured credit facilities noted above, we have funded operations through cash generated from operations.

The senior secured credit facilities provide for the payment to the lenders of a commitment fee on the average daily undrawn commitments under the revolving credit facility at a range from 0.375% to 0.50% per annum, a fronting fee on letters of credit of 0.125%, and a letter of credit fee ranging from 1.75% to 2.50% (less the 0.125% fronting fee).

Our senior secured credit facilities require us to meet a minimum interest coverage ratio of 1.6 times Adjusted EBITDA and a maximum leverage ratio of 7.3 times Adjusted EBITDA as of September 30, 2007, as defined in the credit agreements (see discussion on non-GAAP measures below). These ratios will be adjusted over the passage of time, ultimately reaching a minimum interest coverage ratio of 2.2 times Adjusted EBITDA, and a maximum leverage ratio of 4.75 times Adjusted EBITDA. In addition, the senior secured credit facilities contain certain restrictive covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. They also contain certain customary events of default, subject to grace periods, as appropriate.

We are permitted to incur up to an additional $300 million of senior secured term debt under the senior secured credit facilities so long as no default or event of default under the new senior secured credit facilities has occurred or would occur after giving effect to such incurrence, and certain other conditions are satisfied.

The net debt to Adjusted EBITDA calculation measures the debt we have on our balance sheet against our Adjusted EBITDA over the last twelve months. This ratio improved from 5.95:1.0 at December 31, 2006 to 5.87:1.0 at September 30, 2007.

Our cash interest coverage ratio measures our Adjusted EBITDA as a multiple of our cash interest expense over the last twelve months. This ratio improved from 1.91:1.0 at December 31, 2006 to 1.92:1.0 at September 30, 2007.

Senior Subordinated Notes due 2015

The indentures relating to our senior subordinated notes due 2015 limit our ability to:

•                  incur additional indebtedness or issue certain preferred shares;

•                  pay dividends on or make other distributions or repurchase our capital stock or make other restricted payments;

•                  make certain investments;

•                  sell certain assets;

•                  create liens on certain assets to secure debt; consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

•                  enter into certain transactions with affiliates; and

•                  designate subsidiaries as unrestricted subsidiaries.

Subject to certain exceptions, the indentures relating to our senior subordinated notes due 2015 permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Senior Subordinated Loan

On April 6, 2005, we entered into a senior subordinated loan agreement for a $770 million senior subordinated loan, the proceeds of which were also used to fund the Transaction. The senior subordinated loan initially carried an interest rate of LIBOR plus 6.00% and increased over time to a maximum interest rate of 11% per annum, which was reached in the second quarter of 2006. On October 6, 2006, the senior subordinated loan was repaid in full by the automatic issuance of a new debt obligation comprising a Senior Subordinated Term Loan. On and after October 6, 2006 the majority of the lenders elected to convert their holdings of the Senior Subordinated Term Loan to Senior Subordinated Notes due 2015, which bear interest 11%, and are subject to registration rights.

Non-GAAP measures

Under the indentures governing our senior subordinated notes, our ability to engage in certain activities such as incurring certain additional indebtedness, making certain investments and paying certain dividends is tied to ratios based on Adjusted EBITDA.

Adjusted EBITDA is defined as net income (loss) plus interest, income taxes, depreciation and amortization, other expense (income), net, (gain) loss on refinancing, net and non-controlling interest further adjusted to give effect to adjustments required in calculating covenant ratios and compliance under the indentures governing the notes and our senior secured credit facilities. Adjusted EBITDA is not a presentation made in accordance with GAAP, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not include certain cash requirements such as interest payments, tax payments and debt service requirements. We believe that the inclusion of Adjusted EBITDA herein is appropriate to provide additional information about the calculation of certain financial covenants in the indentures governing the notes and our senior secured credit facilities. Adjusted EBITDA is a material component of these covenants. For instance, both the indentures governing the notes and the senior secured credit facilities contain financial ratios that are calculated by reference to Adjusted EBITDA. Non-compliance with the financial ratio maintenance covenants contained in our senior secured credit facilities could result in the requirement to immediately repay all amounts outstanding under such facilities, while non-compliance with the debt incurrence ratio contained in the indentures governing the notes would prohibit us from being able to incur additional indebtedness other than pursuant to specified exceptions. Because not all companies use identical calculations, this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that the disclosure of the calculation of Adjusted EBITDA provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net loss, which is a GAAP measure of our operating results, to Adjusted EBITDA as defined in our indentures and credit agreement (which we refer to as our “debt agreements”), and the calculation of the fixed charge coverage ratio, net debt and net debt to Adjusted EBITDA ratio under our debt agreements. The terms and related calculations are defined in our debt agreements, copies of which are publicly available.

	Last Twelve Months ended December 31, 2006	Three Months ended December 31, 2006	Nine Months ended September 30, 2007	Last Twelve Months Ended September 30, 2007
Net (loss) income	$(34.3)	$(21.1)	$(10.4)	$(31.5)
Interest	182.6	45.4	134.1	179.5
Income taxes	(15.7)	(10.9)	(12.4)	(23.3)
Depreciation and amortization	124.6	32.6	94.8	127.4
Other expense	39.0	22.4	21.6	44.0
Non-controlling interest	6.2	0.6	5.3	5.9
Receivables transaction charges(a)	7.9	2.0	4.4	6.4
Facility closures and realignments(b)	1.9	—	—	—
Hurricanes impact(c)	(0.7)	—	—	—
Inventory losses(d)	11.5	2.5	0.6	3.1
Stock-based awards (e)	2.0	0.8	1.8	2.6
Franchise and capital taxes	2.2	0.3	2.6	2.9
Foreign exchange gains	(1.1)	(0.5)	(2.5)	(3.0)
Recruiting and relocation	—	—	1.4	1.4
Unusual and non-recurring	—	—	4.0	4.0
Other(f)	6.3	1.6	4.1	5.7
Adjusted EBITDA	$332.6	$75.8	$249.4	$325.2

(a)           Represents transaction charges related to the sale of receivables.

 (b)          During the first quarter of 2006, we rationalized and relocated certain facilities to better align capacity with demand. Total costs associated with these activities were $1.9 million.

(c)           During the third quarter of 2006, we received $0.7 million of insurance proceeds relating to 2005 hurricanes.

(d)           During the second quarter of 2006, we wrote down $9.0 million of obsolete inventory at various facilities within the organization. Other non-cash write downs of $2.5 million were also recorded.

(e)           Represents non-cash equity compensation expense.

(f)            Adjusted EBITDA also excludes certain other costs, including employee future benefits, severance, litigation, and sponsor fees.

Net Debt	$1,909.7
Last Twelve Months Adjusted EBITDA	$325.2
Ratio of Net Debt to Adjusted EBITDA	5.87

Last Twelve Months Adjusted EBITDA	$325.2
Total Interest Expense	$169.0
Ratio of Adjusted EBITDA to Interest Expense	1.92

Cash flows from Operating Activities

For the three month period ended September 30

	2007	2006
Cash generated from operating activities	$49.3	$56.5

In the third quarter of 2007, $49.3 million was generated through operations compared to $56.5 million the prior year. Of the total, approximately $26.9 million was generated through working capital compared to $17.4 million generated through working capital in the prior year period. Approximately $20.5 million of the difference relates to the frequency of interest payments on the Senior Subordinated Notes. Interest on the Senior Subordinated Notes is due semi annually on April 15 and October 15, while interest on the Senior Subordinated Term Loan (outstanding in the first half of 2006 and replaced by the Senior Subordinated Notes on October 6, 2006) was payable quarterly in January, April, July and October. Cash flow from reductions in receivables was $28.8 million in the prior year as compared to $1.6 million in the current year. The third quarter of the prior year experienced a significant slowdown in sales from the peak of the second quarter of 2006. Conversely in the current year, the sales pace was more consistent between the second and third quarter. The majority of the difference of the change in cash flow from payables is due to the frequency of the interest payments as described above.

Cash flow from operations before changes in working capital in the third quarter of 2007 was $22.4 million compared to $39.2 million in the prior year period. The reduction of $18 million is attributable to lower earnings in the quarter as a result of volume declines and large provisions recorded in the current year for the closures of the facilities.

Cash flows from Financing Activities

For the three month period ended September 30

	2007	2006
Cash provided by (used in) financing activities	$(60.4)	$(32.9)

Cash used in financing activities in the third quarter of 2007 was $60.4 million, comprised of $50.6 million repayment of short term borrowings and repayment of $9.9 million of long-term debt. In the prior year period, we reduced borrowings on our revolving credit facility and repaid additional long-term debt with cash flow from operations.

Cash flows from Investing Activities

For the three month period ended September 30

	2007	2006
Cash used in investing activities	$(9.6)	$(11.8)

Cash flows used in investing activities in the third quarter of 2007 was $9.6 million, comprised principally of $6.5 million of capital expenditures, and a $3.3 million payment made to acquire the remaining 20% of a facility in Eastern Europe. In the prior year period, investing activities used $11.8 million comprised principally of capital expenditures of $13.1 million, offset by proceeds of $6.4 million on the sale of surplus real estate and other property plant and equipment.

We believe that our current cash balance plus cash flows from operations and the availability under our revolving credit facility will be sufficient to fund near-term working capital and other investment needs.

Cash flows from Operating Activities

For the nine month period ended September 30

	2007	2006
Cash generated from operating activities	$102.0	$108.9

In the first nine months of 2007, $102.0 million was generated through operations compared to $108.9 million in the prior year period. Approximately $18.5 million was generated through working capital compared to $20.9 million in the prior year period. Continuing measures in the first nine months of 2007 to reduce inventory also positively contributed to working capital. In addition, payables in 2006 were favorably impacted by efforts to rationalize vendor terms as part of our supply chain efforts and in 2007 by the frequency of interest payments on the senior subordinated notes. During the current period of 2007 we have also disbursed approximately $8.7 million of cash related to restructuring charges for actions taken in 2006 and $9.1 million of cash for restructuring charges related to 2007 closures and consolidations. This compares to only $6.1 million paid out during the first nine months of 2006.

Cash flow from operations before changes in working capital in the first nine months of 2007 was $83.5 million compared to $88.1 million in the prior year period.

Cash flows from Financing Activities

For the nine  month period ended September 30

	2007	2006
Cash used in financing activities	$(62.4)	$(75.4)

Cash used in financing activities in the first nine months of 2007 was $62.4 million, comprised of $43.8 million used for repayment of long-term debt and $18.6 million repayment of short-term borrowings. In the prior year period, we reduced borrowings on our revolving credit facility and repaid additional long-term debt with cash flow from operations.

Cash flows from Investing Activities

For the nine month period ended September 30

	2007	2006
Cash used in investing activities	$(32.6)	$(24.4)

Cash used in investing activities in the first nine months of 2007 was $32.6 million, comprised of $22.7 million of capital expenditure and $7.0 million for payments due on prior acquisitions including the purchase of the remaining 20% of the facility in Eastern Europe. In the prior year period, investing activities were $24.4 million comprised of capital expenditures of $35.3 million, offset by disposal proceeds of $20.2 million on the sale of surplus real estate and other property plant and equipment.

We believe that our current cash balance plus cash flows from operations and the availability under our revolving credit facility will be sufficient to fund near-term working capital and other investment needs.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements include a “Facilities Agreement” to sell up to $135 million of non-interest bearing trade accounts receivable, and an “Acquired Facilities Agreement” whereby we can sell receivables of  specific customers.

We do not have any material off-balance sheet arrangements other than those described above, which are more fully discussed in note 3 of the unaudited interim consolidated financial statements.

Environmental Matters

Our operations in the United States are subject to regulations enacted by the US Environmental Protection Agency (EPA) related to Maximum Achievable Control Technology (“MACT”). MACT regulations govern the manner in which we measure and control the emissions from our manufacturing facilities into the air. As a result of a June 2007 decision by the US Court of Appeals, the EPA has eliminated certain compliance options which were based on low health risk determinations in relation to compliance with MACT regulations for wood products. We anticipate the cost of complying with the amended rules would require us to spend between $20 million and $30 million in addition to the $8.5 million already spent.

Related Party Transactions

We have entered into an agreement to pay KKR annual management fees of $2 million for services provided, payable quarterly in advance, with the amount increasing by 5% per year. For the three month period ended September 30, 2007 we paid KKR $0.5 million (September 30, 2006 - $0.5 million) for services rendered.

In addition, we paid fees of $0.5 million for the three month period ended September 30, 2007 (September 30, 2006 - $0.7 million) to Capstone for services provided on a per-diem basis for management consulting services. Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone, KKR has provided financing to Capstone.